UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  Commission File Number: 0-20680

                       CONCEPTS DIRECT, INC.
      (Exact Name of Registrant as specified in its Charter)

           2950 Colorful Ave., Longmont, Colorado  80504
                          (303) 772-9171
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Common Stock, $.10 par value per share
   (Title of each class of securities covered by this Form)

                               None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ X ]      Rule 12h-3(b)(1)(i)  [ X ]
Rule 12g-4(a)(1)(ii) [   ]      Rule 12h-3(b)(1)(ii) [   ]
Rule 12g-4(a)(2)(i)  [   ]      Rule 12h-3(b)(2)(i)  [   ]
Rule 12g-4(a)(2)(ii) [   ]      Rule 12h-3(b)(2)(ii) [   ]
                                Rule 15d-6           [   ]

Approximate number of holders of record as of the certification or notice date: 152

Pursuant to the requirements of the Securities and Exchange Act of 1934, Concepts Direct, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                 Concepts Direct, Inc.

Date: May 14, 2003               By: /s/ Phillip A. Wiland
                                 ____________________________
                                 Phillip A. Wiland
                                 Chief Executive Officer